SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           OCWEN FINANCIAL CORPORATION
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   675746 30 9
                                 --------------
                                 (CUSIP Number)

                                William C. Erbey
                        1661 Worthington Road, Suite 100
                         West Palm Beach, Florida 33409
                                 (561) 681-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 2008
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746 30 9                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

             William C. Erbey
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                         (A) [X]
                                                                 (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

             PF, SC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                            7     SOLE VOTING POWER
SHARES                                     2,885
BENEFICIALLY                               -------------------------------------
OWNED BY                             8     SHARED VOTING POWER
EACH REPORTING                             19,626,648(1)
PERSON WITH                                -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           2,885
                                           -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           19,626,648(1)
                                           -------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             19,629,533
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                     [ ]
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             31.0%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

             IN
--------------------------------------------------------------------------------

----------
(1) Includes (i) 13,323,808 shares held by FF Plaza Partners, a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent Corporation, a corporation wholly-owned by William
C. Erbey, (ii) 5,409,704 shares held by Erbey Holding Corporation, a corporation wholly-owned by William C. Erbey, (iii) 14,007 unissued shares representing the vested portions of previous awards pursuant to an annual incentive plan, (iv) options to acquire 893,136 shares, which were exercisable on or within 60 days after March 11, 2008.

(2) Based on (i) 62,527,360 shares of Common Stock issued and outstanding as of September 30, 2007, as reported in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2007 ("Reported Shares Outstanding"), (ii) 14,007 unissued shares representing the vested portions of previous awards pursuant to an annual incentive plan, (iii) options to acquire 893,136 shares, which were exercisable on or within 60 days after March 11, 2008.

CUSIP No. 675746 30 9                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

             E. Elaine Erbey
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                         (A) [X]
                                                                 (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

             PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                            7     SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                               -------------------------------------
OWNED BY                             8     SHARED VOTING POWER
EACH REPORTING                             13,323,808
PERSON WITH                                -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
                                           -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,323,808
                                           -------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             13,323,808
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

             IN
--------------------------------------------------------------------------------

CUSIP No. 675746 30 9                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

             FF Plaza Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                         (A) [X]
                                                                 (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

             PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7     SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                               -------------------------------------
OWNED BY                             8     SHARED VOTING POWER
EACH REPORTING                             13,323,808
PERSON WITH                                -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
                                           -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,323,808
                                           -------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             13,323,808
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

             PN
--------------------------------------------------------------------------------

CUSIP No. 675746 30 9                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

             Delaware Permanent Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                         (A) [X]
                                                                 (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

             PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7     SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                               -------------------------------------
OWNED BY                             8     SHARED VOTING POWER
EACH REPORTING                             13,323,808
PERSON WITH                                -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
                                           -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,323,808
                                           -------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             13,323,808
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

             CO
--------------------------------------------------------------------------------

CUSIP No. 675746 30 9                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

             Erbey Holding Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                         (A) [X]
                                                                 (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

             PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7     SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                               -------------------------------------
OWNED BY                             8     SHARED VOTING POWER
EACH REPORTING                             5,409,704
PERSON WITH                                -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
                                           -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           5,409,704
                                           -------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             5,409,704
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

             CO
--------------------------------------------------------------------------------

      This Amendment No. 2 amends and supplements the Schedule 13D, filed by William C. Erbey (the "Principal Reporting Person"), his spouse E. Elaine Erbey, FF Plaza Partners, a Delaware partnership ("FF Plaza"), Delaware Permanent Corporation, a Delaware corporation ("Delaware Permanent") and Erbey Holding Corporation, a Delaware corporation ("Erbey Holding") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 4, 1997, as amended by Amendment No. 1 filed on January 14, 2008.

Item 1. Security and Issuer.

      This Amendment No. 2 relates to the shares of common stock, $0.01 par value per share ("Common Stock"), of Ocwen Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

Item 2. Identity and Background

      This Amendment No. 2 is filed by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent and Erbey Holding.

      The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey.

      Mr. and Mrs. Erbey's business address is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409. The business address of each of FF Plaza, Delaware Permanent and Erbey Holding is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

      Mr. Erbey is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent and Erbey Holding is a holding company for the investment of securities.

      None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      Mr. and Mrs. Erbey are United States citizens.

Item 3. Source and Amount of Funds and Other Consideration

      The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of the Transaction.

      As described in Amendment No. 1, on January 14, 2008, the Principal Reporting Person delivered a letter (the "Proposal Letter") to the Board of Directors of the Issuer in which it was proposed that the Principal Reporting Person, together with investors that were expected to include funds managed by Oaktree Capital Management, L.P. and Angelo, Gordon & Co., L.P. (collectively, the "Sponsors" and, together with the Reporting Persons, the "Investors"), would offer to acquire by merger, for a purchase price of $7.00 in cash per share, all of the outstanding shares of the Issuer's Common Stock, other than any shares held by any of the Investors and members of the Issuer's senior management team and certain other existing shareholders of the Issuer that were to be invested in the transaction by way of the Stock Exchange (the "Proposal").

      The Special Committee and the Sponsors have been unable to reach an agreement as to the terms of a definitive agreement regarding the Proposal. As a result, on March 11, 2008, the Sponsors delivered to the Special Committee and the Principal Reporting Person separate letters stating that the Sponsors were terminating discussions with the Special Committee regarding the Proposal. Accordingly, the Principal Reporting Person will not be able to complete the Proposal.

      The Principal Reporting Person intends to review continuously his investment in the Issuer, the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the Principal Reporting Person may, from time to time, determine to propose a strategic transaction (which may be similar to or different from the Proposal), otherwise increase his ownership of Common Stock, propose, engage in or approve an extraordinary corporate transaction with regard to the Issuer or propose, engage in or approve any of the events set forth in Items 4(a) through (j) of
Schedule 13D.


Item 5. Interest in Securities of the Issuer

      The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 19,629,533. These shares include (i) 2,885 shares held directly by Mr. Erbey for which he has sole voting and dispositive power, (ii) 13,323,808 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding, (iv) 14,007 unissued shares representing the vested portions of previous awards pursuant to an annual incentive plan, (v) options to acquire 893,136 shares, which were exercisable on or within 60 days after March 11, 2008.

      The percentage of outstanding Common Stock beneficially owned by the Reporting Persons (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), based on the Reported Shares Outstanding, is approximately 31.0%.

      The Reporting Persons effectively share the power to vote and the power to dispose or direct the disposition of the 19,629,533 shares of Common Stock referenced in the preceding paragraphs.

      As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with the Sponsors and certain of their respective affiliates and the other shareholders of the Issuer that may participate in the Stock Exchange. As a result, the Reporting Persons may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by such persons. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such persons. The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by the Sponsors and their respective affiliates or such other persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

      The description of the Proposal set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

      None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than (i) the note described in Item 3 in the Reporting Persons' original Schedule 13D, filed on November 4, 1997, (ii) the Letter Agreements and (iii) agreements pertaining to issuances pursuant to the Issuer's stock benefit plans. Mr. Erbey is the Chairman of the Board and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. Mr. Erbey may be granted stock options or stock in the future pursuant to the Issuer's stock benefit plans.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 11, 2008

                                           /s/ William C. Erbey
                                           -------------------------
                                           William C. Erbey

                                           /s/ E. Elaine Erbey
                                           -------------------------
                                           E. Elaine Erbey

                                           FF PLAZA PARTNERS

                                           By: /s/ William C. Erbey
                                               -------------------------
                                               William C. Erbey

                                           DELAWARE PERMANENT CORPORATION

                                           By: /s/ William C. Erbey
                                               --------------------------
                                               William C. Erbey

                                           ERBEY HOLDING CORPORATION

                                           By: /s/ William C. Erbey
                                               --------------------------
                                               William C. Erbey